Exhibit 99.2

EXPLANATION TO THE AGENDA

Explanation to the agenda of the annual general meeting of shareholders of AerCap Holdings N.V. (the “Company”) to be held on Wednesday April 30, 2014 at 9:30 a.m. (Amsterdam time) at the offices of the Company at AerCap House, Stationsplein 965, 1117 CE Schiphol, The Netherlands.

Agenda item 2 (for discussion):

The Dutch Civil Code requires the Board of Directors to prepare an annual report with respect to, among other things, the business of the Company and the conduct of its affairs during the past financial year. In accordance with Dutch law and the articles of association of the Company, a summary of the contents of the annual report of the financial year 2013 will be discussed at the annual general meeting of shareholders.

Agenda item 3 (for discussion):

The Dutch Civil Code requires that the statements in the explanatory notes to the annual accounts made pursuant to Articles 2:383c through e, regarding the remuneration of the directors and employees of the Company, shall be included as a separate item on the agenda for the annual general meeting of shareholders and be discussed before the proposal to adopt the annual accounts. For purposes of such discussion, reference is made to the relevant sections of the Company’s annual accounts and annual report.

Agenda item 4 (voting item):

The Dutch Civil Code requires the preparation of the Company’s annual accounts, consisting of a balance sheet and a profit and loss account with respect to the preceding financial year, together with the explanatory notes thereto. Under Article 2:406 of the Dutch Civil Code, the annual accounts consist of the annual accounts of the Company on an unconsolidated basis and the consolidated accounts of the Company and all of its subsidiaries. Copies of the annual report and the annual accounts can be obtained free of charge by shareholders, others entitled to attend the meeting and their respective representatives until the close of the meeting at the offices of the Company at Stationsplein 965, 1117 CE Schiphol Airport, at Broadridge Corporate Issuer Solutions, Inc., the Company’s transfer agent, at 1155 Long Island Avenue, Edgewood, NY, 11717, U.S.A. and are also available free of charge during the meeting. Copies of these documents will also be made available on the Company’s website (www.aercap.com).

Due to the international nature of the Company’s business, the annual accounts have been prepared in the English language. Article 2:362 of the Dutch Civil Code provides for this possibility if approved by the general meeting of shareholders. On November 10, 2006, the general meeting of shareholders approved having the annual accounts and reports of the Board of Directors prepared in the English language for the 2006 financial year and subsequent financial years.

Agenda item 5 (for discussion):

The Board of Directors has determined that the entire 2013 profit shall be reserved and that no profits be distributed as dividends to the shareholders, as a strong capital position will enable the Company to meet pending commitments, whether related or unrelated to the acquisition of International Lease Finance Corporation from AIG Capital Corporation, which was approved at the Company’s extraordinary general meeting of shareholders held on February 13, 2014 (and remains subject to receipt of necessary regulatory approvals and satisfaction of other customary closing conditions). Pursuant to the articles of association of the Company, the decision to reserve profits is at the discretion of the Board of Directors. The Board of Directors continues to believe that it is in the best interests of the Company to reserve all profits, although this policy may be reconsidered in the future. Any reconsideration of this policy will depend on future earnings and capital needs, and our operating and financial condition, among other factors that our Board of Directors may deem relevant.

Agenda item 6 (voting item):

It is proposed to release the directors (leden raad van bestuur) from liability (kwijting verlenen aan) with respect to their management during the 2013 financial year. Such release only applies to matters that are disclosed in the annual accounts or have otherwise been disclosed at the general meeting of shareholders prior to the resolution to release.

Agenda item 7 (voting item):

A person designated in accordance with article 16, paragraph 8 of the Company’s articles of association shall be temporarily responsible for the management of the Company in case all directors are absent or prevented from acting.

It is proposed to designate Mr. Keith A. Helming as the designated person in article 16, paragraph 8 of the Company’s articles of association.

Mr. Helming assumed the position of Chief Financial Officer of the Company in 2006. Prior to joining the Company, he was a long standing executive at GE Capital Corporation, including serving five years as Chief Financial Officer at aircraft lessor GE Commercial Aviation Services (GECAS).

Agenda item 8 (voting item):

The registered accountant examines the annual accounts of the Company. Article 2:393 of the Dutch Civil Code stipulates that at the general meeting of shareholders, the shareholders designate the registered accountant.

It is proposed that PricewaterhouseCoopers Accountants N.V. be reappointed as the registered accountant of the Company.

Agenda item 9 (voting item):

Under article 6, paragraph 1 of the Company’s articles of association and in accordance with Dutch law, the Company may, subject to certain Dutch statutory provisions, acquire and hold up to half of the Company’s issued share capital. Any such acquisitions are subject to the authorization of the general meeting of shareholders, which authorization shall be valid for no more than eighteen months. The general meeting of shareholders has most recently granted the abovementioned authorization at the 2013 annual general meeting of shareholders. In Dutch corporate practice, an annual extension is customary.

Agenda item 9a (voting item):

It is proposed to authorize the Board of Directors for a period of eighteen months, taking effect from the date of this annual general meeting of shareholders, to acquire the Company’s own ordinary shares up to 10% of the issued share capital at the date of the authorization (April 30, 2014), whether through purchases on the stock exchange or by other means, for a price per share that is between an amount equal to zero and an amount which is not higher than 10% above:

(1)                                the last previous closing price of the Company’s shares quoted on the New York Stock Exchange on the day that (x) the acquisition of such shares (“Acquisition”) is effected or (y) at the discretion of the Board of the Directors, the binding commitments (through contract, tender offer or otherwise) with respect to an Acquisition (“Binding Commitments”) are entered into, in each case outside opening hours of the New York Stock Exchange; or

(2)                                the opening price of the Company’s shares quoted on the New York Stock Exchange or, should such quotation not exist, the last previous quotation on the New York Stock Exchange, on the day that (x) the Acquisition is effected or (y) at the discretion of the Board of the Directors, the Binding Commitments are entered into, in each case during opening hours of the New York Stock Exchange.

Agenda item 9b (voting item):

It is further proposed to authorize the Board of Directors for a period of eighteen months, taking effect from the date of this annual general meeting of shareholders, to acquire the Company’s own ordinary shares up to an additional 10% of the issued share capital at the date of the authorization (April 30, 2014), whether through the stock exchange or by other means, for a price per share that is between an amount equal to zero and an amount which is not higher than 10% above:

(1)                                the last previous closing price of the Company’s shares quoted on the New York Stock Exchange on the day that (x) the Acquisition is effected or (y) at the discretion of the Board of the Directors, the Binding Commitments are entered into, in each case outside opening hours of the New York Stock Exchange; or

(2)                                the opening price of the Company’s shares quoted on the New York Stock Exchange or, should such quotation not exist, the last previous quotation on the New York Stock Exchange, on the day that (x) the Acquisition is effected or (y) at the discretion of the Board of the Directors, the Binding Commitments are entered into, in each case during opening hours of the New York Stock Exchange, subject to the condition that the number of ordinary shares which the Company may at any time hold in its own capital will not exceed 10%.

If approved, the authorizations proposed under agenda items 9a and 9b will together allow the Company to acquire up to a maximum of 20% of its issued share capital, whether at once or in two or more tranches and, if applicable, subject to cancellation of shares in accordance with agenda item 10. The Company may repurchase such shares at any time during the period of eighteen months, starting from April 30, 2014. Repurchased shares may be cancelled with regularity, provided that the general meeting of shareholders adopts the proposal under agenda item 10.

Agenda item 10 (voting item):

The Board of Directors proposes to reduce the Company’s issued share capital through cancellation of its shares to be acquired pursuant to the authorizations to repurchase shares, as outlined under agenda item 9.

Pursuant to article 7 of the Company’s articles of association, the general meeting of shareholders may resolve to reduce the issued share capital of the Company by cancelling shares, provided that the amount of the issued share capital does not fall below the minimum share capital as required by law.

The exact number of shares to be cancelled following this resolution will be determined by the Board of Directors, but shall not exceed 20% (or 10% if agenda item 9b is not approved; if neither agenda item 9a nor agenda item 9b is approved, no shares are cancelled) of the issued share capital of the Company on April 30, 2014. The cancellation may be executed in one or more tranches.

The capital reduction will enable the Company to further improve its equity structure and shall take place with due observance of the applicable provisions of Dutch law and the Company’s articles of association.

A resolution of the general meeting of shareholders to cancel the ordinary shares described above shall require a two-thirds majority vote if less than half of the issued share capital is present or represented at the general meeting of shareholders.

Agenda item 11a (voting item):

In connection with the acquisition of International Lease Finance Corporation from AIG Capital Corporation, which was approved at the Company’s extraordinary general meeting of shareholders held on February 13, 2014 (and remains subject to receipt of necessary regulatory approvals and satisfaction of other customary closing conditions), it is anticipated that the Company shall issue 97,560,976 shares to AIG Capital Corporation, subject to the terms and conditions of that certain share purchase agreement entered into by the parties on December 16, 2013.

In anticipation of this increase in the issued share capital of the Company due to the acquisition of International Lease Finance Corporation, equivalent to EUR 975,609.76 in total, the Board of Directors proposes to increase the Company’s authorized share capital by EUR 1,000,000, from EUR 2,500,000 to EUR 3,500,000, divided into 350,000,000 shares with a nominal value of EUR 0.01 each, and accordingly proposes to partially amend the articles of association of the Company.

Currently, out of the EUR 2,500,000 authorized share capital, 113,786,190 shares are issued. In addition, 600 shares have been conditionally issued and await completion of the conversion procedures by former Genesis shareholders.

According to Dutch law, the authorized share capital of a limited liability company (naamloze vennootschap) such as the Company may be a maximum of five times the amount of the issued share capital.

For further explanation of the proposed amendment to article 3 of the articles of association, reference is made to the draft text of the proposed amendment and the explanation included therein.

Agenda item 11b (voting item):

The Board of Directors proposes to designate each of the Company’s directors and each (candidate) civil law notary and lawyer at NautaDutilh N.V. to execute the notarial deed amending article 3 of the Company’s articles of association.

The Board of Directors

March 18, 2014